Exhibit 99.1

Stronger sales, inventory drawdown and cash flow generation

São Paulo, October 31, 2019. Suzano S.A. (B3:SUZB5 | NYSE: SUZ), one of the world’s largest integrated pulp and paper producers, announces today its consolidated results for the third quarter of 2019 (3Q19). Data for the comparison periods of 2018 (3Q18, 9M18 and LTM(6)) are based on the simple sum or weighted average, when applicable, of Suzano + Fibria.

HIGHLIGHTS

•                 Pulp inventory drawdown of approximately 450 thousand tons.

•                 Pulp sales of 2,549 thousand tons, up 15% vs. 2Q19.

•                 Paper sales of 313 thousand tons, up 4% vs. 2Q19.

•                 Adjusted EBITDA¹ and Operating Cash Generation² of R$2.4 billion and R$1.5 billion, respectively.

•                 Adjusted EBITDA¹/ton(4) of pulp of R$857/ton (-34% vs. 2Q19).

•                 Adjusted EBITDA/ton(5) of paper of R$1,229/ton (+3% vs. 2Q19).

•                 Average net pulp price — exports price: US$526/t (-17% vs. 2Q19).

•                 Average net paper price(5) of R$4,024/ton (stable in relation to 2Q19).

•                 Pulp cash cost of R$717/t, or R$654/t ex-downtimes.

•                 Capture of synergies in line with target for 2019 (40% as of Dec. 2019).

Consolidated Financial Data (R$ million)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	LTM 3Q19
Net Revenue	6,600	9,842	-33%	6,665	-1%	26,206
Adjusted EBITDA(1)	2,396	5,387	-56%	3,101	-22%	11,809
Adjusted EBITDA Margin(1)	36%	55%	-18 p.p.	47%	-10 p.p.	45%
Adjusted EBITDA Margin ex-Klabin(4)	39%	59%	-20 p.p.	48%	-10 p.p.	47%
Net Financial Result	(6,493)	(2,791)	—	79	—	(6,671)
Net Income	(3,460)	1,022	—	700	—	(1,002)
Operating Cash Generation(2)	1,515	4,448	-66%	2,226	-31%	7,988
Net Debt/Adjusted EBITDA(1) (x) (R$)	4.7 x	1.5 x	3.2 x	3.5 x	1.2 x	4.7 x
Net Debt/Adjusted EBITDA(1) (x) (US$)	4.3 x	1.3 x	3.0 x	3.6 x	0.7 x	4.3 x

Operational Data (‘000 tons)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	LTM 3Q19
Sales	2,862	3,227	-11%	2,514	14%	9,815
Pulp	2,549	2,891	-12%	2,214	15%	8,577
Paper(5)	313	336	-7%	301	4%	1,238
Production	2,406	3,084	-22%	2,539	-5%	10,329
Pulp	2,095	2,750	-24%	2,221	-6%	9,071
Paper(5)	311	334	-7%	318	-2%	1,258

(1) Excluding non-recurring items. (2) Corresponds to Adjusted EBITDA less sustaining CAPEX (cash basis).  | (3) Corresponds to Adjusted EBITDA less maintenance capex (accrual basis), less working capital, less net interest, less Income Taxes | (4) Excludes Klabin volumes | (5) Includes results of the Consumer Goods Unit. | (6) Last 12 months.

The consolidated quarterly information has been prepared in accordance with the Securities and Exchange Commission (CVM) and Accounting Standards Committee (CPC) standards and is in compliance with International Accounting Standard (IFRS) issued by the International Accounting Standard Board (IASB). The data contained in this document was obtained from the financial information as made available to the CVM. The operating and financial information is presented based on consolidated numbers in Reais (R$). Summaries may diverge due to rounding. Non-financial data, such as volume, quantity, average price, average price, in Reais and Dollars, were not reviewed by independent auditors.

CONTENTS

PULP BUSINESS PERFORMANCE	3
PULP SALES VOLUME AND REVENUE	3
PULP CASH COST	4
PULP SEGMENT EBITDA	5
PULP OPERATING CASH GENERATION	6
PAPER BUSINESS PERFORMANCE	6
PAPER SALES VOLUME AND REVENUE	7
PAPER OPERATING CASH FLOW	8
ECONOMIC AND FINANCIAL PERFORMANCE	9
NET REVENUE	9
PRODUCTION	10
COST OF GOODS SOLD	10
OPERATING EXPENSES	12
ADJUSTED EBITDA	14
FINANCIAL INCOME AND EXPENSES, NET	14
DERIVATIVE TRANSACTIONS	15
NET INCOME (LOSS)	17
INDEBTEDNESS	17
CAPITAL EXPENDITURE	19
OPERATING CASH GENERATION	20
IFRS 16	20
SYNERGIES	21
EVENTS AFTER THE REPORTING PERIOD	21
CAPITAL MARKETS	21
FIXED INCOME	22
RISK RATING	22
UPCOMING EVENTS	23
IR CONTACTS	23
APPENDICES	24
APPENDIX 1(2) — Operating Data	24
APPENDIX 2(2) — Consolidated Statement of Income and Goodwill Amortization	26
APPENDIX 3(1) — Consolidated Balance Sheet	27
APPENDIX 4(1) — Consolidated Statement of Cash Flow	28
APPENDIX 5(2) — EBITDA	30
APPENDIX 6(2) — Segmented Statement of Income	31
Forward-looking Statements	33

PULP BUSINESS PERFORMANCE

PULP SALES VOLUME AND REVENUE

The imbalance in market fundamentals already observed in previous quarters was boosted by seasonality in the northern hemisphere, which led to a sharp and greater correction softwood and hardwood prices compared to previous periods.

On the demand side, the growth in production of the various types of paper in China was not sufficient to offset the performance of other regions impacted mainly by macroeconomic and geopolitical issues. The tissue segment continued to show resilience and is estimated to have grown globally by 2.9% until July.

On the supply side, scheduled maintenance and unscheduled production cuts did not impact the increasing availability of both fibers. The pulp destocking movement initiated by paper producers during previous quarters, with the consequent migration to pulp producers, was still observed in the third quarter, mostly in China. At the end of this quarter, there was a typical resumption of demand in the northern hemisphere to the point that several price increase announcements were made by softwood pulp producers for the Chinese and North American markets.

In this context, Suzano recorded a quarter with sales growth and sold 2,549 thousand tons of market pulp, 15% higher than 2Q19 and 12% lower than 3Q18.

The average net pulp price in USD sold by Suzano was US$527/ton in 3Q19, a decrease of US$101/t (-16%) and US$215/ton (-29%) compared to 2Q19 and 3Q18, respectively. The average net foreign market price in 3Q19 was US$526/ton (compared to US$630/ton in 2Q19 and US$752/ton in 3Q18).

The average net price in BRL was R$2,095/ton in 3Q19, down 15% and 29% from 2Q19 and 3Q18, respectively, due to lower prices in USD.

Net revenue from pulp sales amounted to R$5,340 million in 3Q19, down 37% from 3Q18, mainly due to the lower net average price in USD (-29%) and the lower sales volume (-12%).

Compared to 2Q19, the main factor in the 2% decline in net revenue was the 16% lower net average pulp price in USD, which was partially offset by the higher pulp sales volume (+15%) and the 1% average appreciation in the USD against the BRL.

PULP CASH COST

The consolidated cash cost of market pulp production in 3Q19, excluding the impacts from downtimes (maintenance and administrative) in the period, was R$654/ton. The cash cost including downtimes was R$717/t.

Cash cost ex-downtime in 3Q19 increased R$58/ton vs. 3Q18 (+10%), mainly due to: i) the higher wood cost, reflecting the supply mix (higher share of third-party wood and longer average supply radius); ii) the lower dilution of fixed costs given the lower production volume; and iii) the weaker result from energy sales (lower power generation and lower sales price). The positive impact on input is due to a lower consumption and lower chemical prices, partially as a result of synergy gains (mainly caustic soda prices).

Pulp cash cost ex-downtimes in 3Q19 decreased R$43/ton vs. 2Q19 (-6%), mainly due to: i) lower fixed cost, mainly explained by lower maintenance costs and by the pulp mill mix (higher relevance of Três Lagoas in the total production); ii) the lower consumption of inputs and iii) the higher result from energy sales given the better price.

(1) Excludes maintenance and administrative downtimes impact.

(1) Considers cash cost without downtimes and energy sales.

PULP SEGMENT EBITDA

Pulp segment	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	LTM 3Q19
Adjusted EBITDA (R$ million)	2,012	4,980	-60%	2,734	-26%	10,337
Sales Volume (k ton) — ex-Klabin	2,347	2,662	-12%	2,095	12%	8,066
Pulp Adjusted EBITDA Ex-Klabin (R$/ton)	857	1,870	-54%	1,305	-34%	1,282

The variation in Adjusted EBITDA from pulp sales in 3Q19 compared to 3Q18 mainly reflects: i) the lower net pulp price in USD (-29%); ii) the 12% reduction in pulp sales volume; and iii) the higher cash COGS ex-Klabin due to the increase in cash production cost (impact from wood and lower production volumes). The lower per-ton adjusted EBITDA is explained by the lower net average pulp price and higher cash COGS ex-Klabin, by the factors mentioned above.

Compared to 2Q19, the 26% lower pulp adjusted EBITDA mainly reflects the 16% decrease in the net average price in USD, which was partially offset by the 15% higher sales volume. The decrease in per-ton pulp Adjusted EBITDA is explained by the pulp price in USD reduction.

PULP OPERATING CASH GENERATION

Pulp segment (R$ million)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	LTM 3Q19
Adjusted EBITDA	2,012	4,980	-60%	2,734	-26%	10,337
Maintenance Capex*	(811)	(874)	-7%	(797)	2%	(3,530)
Operating Cash Flow	1,201	4,106	-71%	1,938	-38%	6,807

*Cash basis.

(1) Excludes sales volume related to the agreement with Klabin.

Per-ton operating cash generation in the pulp segment decreased 63% and 38% from 3Q18 and 2Q19, respectively, impacted by the lower per-ton Adjusted EBITDA, as already explained, partially offset by higher dilution of maintenance capex due to higher sales volume.

PAPER BUSINESS PERFORMANCE

Note that the paper business is incorporating the results from the consumer goods business, which is still in the ramp-up phase.

PAPER SALES VOLUME AND REVENUE

According to the Forestry Industry Association (Ibá), domestic sales of printing & writing paper and paperboard in Brazil increased 9% vs. 2Q19 and a decrease of 10% vs. the same period of last year. The imports were stable vs 2Q19 and showed a 4% reduction vs 3Q18.

As for the first nine months of 2019, sales of printing & writing paper and paperboard in the domestic industry decreased by 6% compared to the same period of the previous year and imports also decreased by 6%. Domestic sales in printing & writing market decreased by 8% while paperboard sales decreased by 2%.

In Brazil, Suzano’s paper sales came to 211 thousand tons in 3Q19, up 13% from 2Q19, explained by the seasonality of the Brazilian market, and a drop of 14% compared to 3Q18, justified by the lower consumption in the period.

Paper sales in both domestic and foreign markets at the 3Q19 totaled 313 thousand tons, up to 4% from 2Q19, but a retraction of 6% compared to 3Q18, given the lower production in the period, due to the  printing & writing paper machine conversion to Eucafluff, and the maintenance downtime at Mucuri.

The average net price in the domestic market in 3Q19 was R$4,138/ton, down R$40/ton (-1%) compared to 2Q19 and up R$253/ton (+7%) compared to 3Q18.

The average net price of paper exports in 3Q19 was US$953/ton, down US$13/ton (-1% vs. 2Q19) and US$60/ton (-6% vs. 3Q18). Due to our profitability strategy and the flexibility to operate in several markets, the deterioration of international prices in these periods was partially offset. In BRL, the export price in 3Q19 was R$3,788/ton, stable in relation to 2Q19, as a result of the BRL depreciation during the period, and down R$223/ton lower (-6%) in relation to 3Q18 driven by lower prices levels in USD.

The total average net price was R$4,024/t in 3Q19, stable in relation to 2Q19 and up 3% when compared to 3Q18.

Net revenue from paper sales amounted to R$1,260 million in 3Q19, up 4% from 2Q19, mainly due to the higher sales volume, which was partially offset by the lower net average price.

Comparing to the same period last year, there was a 4% reduction, mainly due to lower sales volume, and partially offset by higher net average price.

PAPER EBITDA

Paper segment	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	LTM 3Q19
Adjusted EBITDA (R$ million)	385	407	-6%	366	5%	1,471
Sales volume (k ton)	313	336	-7%	301	4%	1,238
Paper adjusted EBITDA (R$/ton)	1,229	1,212	1%	1,219	1%	1,189

The performance of Adjusted EBITDA from paper in 3Q19 compared to 3Q18 is mainly explained by the lower sales volume and higher cash COGS, due to the downtime schedule, which were partially offset by the higher net average price and lower selling and administrative expenses.

Compared to 2Q19, the increase is due to higher sales volume (+4%) and lower cash COGS in the period, partially offset by the lower average net price.

PAPER OPERATING CASH FLOW

Operating cash flow - Paper (R$ million)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	LTM 3Q19
Adjusted EBITDA	385	407	-6%	366	5%	1,471
Maintenance Capex	(70)	(65)	8%	(78)	-10%	(291)
Operating Cash Flow	314	342	-8%	288	9%	1,181

Operating cash generation per ton came to R$1,004/t in 3Q19. Compared to 3Q18, operating cash generation per ton was virtually stable (-1%). Compared to the previous quarter (+5%), in addition to the higher Adjusted EBITDA (+5%), sustaining capex decreased by 10%.

ECONOMIC AND FINANCIAL PERFORMANCE

NET REVENUE

Suzano’s net revenue in 3Q19 was R$6,600 million, 80% of which came from export sales (vs. 83% in 3Q18 and 81% in 2Q19). Pulp and paper sales in the quarter amounted to 2,862 thousand tons, up 14% from 2Q19 and down 11% from 3Q18, mainly due to the pulp sales performance in those periods.

(1) Excludes service revenue from Portocel.

Consolidated net revenue in 3Q19 decreased compared to 2Q19, explained by the 16% lower net average pulp price in USD, which was largely offset by the 14% higher sales volume (with pulp volume rising 15%) and by the 1% appreciation in the USD against the BRL.

Compared to 3Q18, the reduction in net revenue was mainly due to the lower net average price of pulp in USD (-29%) and the 12% lower sales volume.

PRODUCTION

Production (k ton)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	LTM 3Q19
Market Pulp	2,095	2,750	-24%	2,221	-6%	9,071
Paper	311	334	-7%	318	-2%	1,258
Total	2,406	3,084	-22%	2,539	-5%	10,329

In the third quarter of 2019, scheduled maintenance downtime was carried out at the Jacareí Unit and on Line 1 of the Mucuri Unit and partially on Line 2 of the Três Lagoas Unit (the latter begun in June). In addition to these effects, production volume also was affected by the Company’s decision to continue to produce below its capacity to optimize its inventories, which currently are above historical levels. The Company decided to discontinue the guidance of market pulp production volume in 2019, as per Material Fact disclosed to the market on 10/31/2019. The decision derives from the pulp market conditions, being in line with Suzano’s commercial strategy and aiming for the best interests of the Company and its shareholders.

The following calendar details Suzano’s scheduled maintenance downtimes:

(1) Veracel is a joint venture between Suzano (50%) and Stora Enso (50%) with total annual capacity of 1,120 thousand tons.

(2) Includes integrated capacities.

COST OF GOODS SOLD

COGS — Income Statement (R$ million)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	LTM 3Q19
Pulp	4,166	4,085	2%	4,435	-6%	15,601
Paper	820	808	2%	787	4%	3,177
Consolidated	4,986	4,892	2%	5,222	-5%	18,778

COGS — Income Statement (R$/ton)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	LTM 3Q19
Pulp	1,634	1,413	16%	2,003	-18%	1,819
Paper	2,620	2,403	9%	2,620	0%	2,566
Consolidated	1,742	1,516	15%	2,077	-16%	1,913

As a result of the business combination with Fibria, Suzano assessed the fair value of the assets acquired and liabilities assumed from Fibria and made the corresponding allocations to the balance sheet (Purchase Price Allocation - PPA). For the purposes of the operating analysis for 3Q19, the following information excludes the effects from the realization of the surplus value allocated to COGS in the period (whose impact was an additional expense of R$179 million) and on Selling Expenses (negative impact of R$207 million). For more details, please refer to page 27.

COGS — ex-PPA (R$ million)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	LTM 3Q19
Pulp	3,987	4,085	-2%	3,271	22%	12,899
Paper	820	808	2%	787	4%	3,177
Consolidated	4,808	4,892	-2%	4,058	18%	16,076

COGS — ex-PPA (R$/ton)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	LTM 3Q19
Pulp	1,564	1,413	11%	1,477	6%	1,504
Paper	2,620	2,403	9%	2,620	0%	2,566
Consolidated	1,680	1,516	11%	1,614	4%	1,638

Excluding the effect above from PPA, COGS in 3Q19 came to R$4,808 million, or R$1,680/ton. Compared to 3Q18, including the accounting allocation effect (R$106 million), COGS decreased 4%, reflecting the lower pulp sales volume, which was partially offset by the higher cash production cost, as explained above, and freight due to the higher per-ton freight cost — plant mix with higher share from Três Lagoas and regional mix with higher share of exports to Asia. The effect on COGS related to the alignment of criteria for accounting allocation mentioned is due to the asset combination with Fibria, which is mainly explained by logistics expenses, which in 2018 were allocated to “selling expenses” at Fibria and as of 1Q19 were reallocated to “logistics costs” under COGS. Analyzing COGS per ton excluding PPA, there was a 11% increase in view of the higher ex-Klabin cash COGS as a result of the higher cash production cost.

Compared to 2Q19 and also excluding the impact from PPA, the 18% increase was due to the higher pulp and paper sales volumes and the higher cash COGS ex-Klabin, which in turn was impacted by the higher cost with downtimes and the inventory turnover effect, given the higher impact from cash cost in prior quarters as a result of the higher sales volumes. In a per-ton basis, the same factors with the exception of the volume justify the 4% increase.

OPERATING EXPENSES

Operating Expenses — Income Statement (R$ million)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	LTM 3Q19
Selling Expenses	469	392	19%	457	3%	1,707
General and Administrative Expenses	279	299	-7%	278	0%	1,288
Total Expenses	748	691	8%	735	2%	2,995
Total Expenses/Sales Volume (R$/ton)	261	214	22%	292	-11%	305

Operating Expenses — ex-PPA (R$ million)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	LTM 3Q19
Selling Expenses	262	392	-33%	255	3%	1,093
General and Administrative Expenses	280	299	-6%	283	-2%	1,288
Total Expenses	542	691	-22%	538	0%	2,382
Total Expenses/Sales Volume (R$/ton)	189	214	-12%	214	-12%	243

Excluding the effect from PPA of R$207 million on the result for 3Q19, Selling Expenses decreased 33% from 3Q18, which is basically explained by the impact of R$95 million from the alignment of criteria for accounting allocation due to the merger of Fibria shares (especially on selling expenses, which as of 1Q19 are recorded as COGS), and by the lower sales volume (-11%). Excluding the accounting allocation effect, selling expenses per ton remained stable.

Compared to 2Q19, the 3% increase is explained by the higher sales volume and the 1% appreciation in the average price of the USD against the BRL. Per-ton selling expenses, however, decreased 10% due to the higher dilution of fixed costs and to the sales mix (increased share of sales to Asia, where the Company has lower inland logistics costs).

Excluding the minor effect from positive PPA on administrative expenses (R$1 million), due to the closing of processes, compared to 3Q18, the 6% decrease in this item is explained by lower expenses arising from the transaction with Fibria and by the capture of synergies, which were partially offset by the effect from the accounting allocation of R$30 million (related to a portion of variable compensation and contingencies that Fibria previously recorded as “other operating income and expenses”).

Compared to 2Q19, the item remained basically stable (-1%). In the analysis of administrative expenses per ton, there was a decrease of 11% due to the increase in sales volume.

Excluding the effect from PPA, “other operating income (expenses)”, net amounted to a revenue of R$116 million in 3Q19, compared to an expense of R$14 million in 3Q18 and income of R$196 million in 2Q19. The variation compared to 3Q18 is mainly explained: i) by the R$128 million tax credit from the exclusion of the ICMS from the PIS and COFINS calculation base (favorable decision on tax lawsuit — for further details, please refer to Note 9 in Financial Statements); and ii) by the accounting reallocation of profit sharing paid to employees of the former Fibria from this item to administrative expenses. These factors were partially offset by the agreement with Valmet in 3Q18 (non-recurring gain in that period). Compared to 2Q19, the variation is explained in that quarter by the result from the fair value of biological assets update and the sale of judicial receivables, both in the previous quarter, partially offset by the revenue from the tax credits received, as mentioned above.

ADJUSTED EBITDA

Consolidated	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	LTM 3Q19
Adjusted EBITDA (R$ million)	2,396	5,387	-56%	3,101	-23%	11,808
Adjusted EBITDA Margin - ex-Klabin	39%	59%	-20 p.p.	48%	-10 p.p.	47%
Sales Volume ex-Klabin (mil ton)	2,661	2,998	-11%	2,396	11%	9,304
Adjusted EBITDA ex-Klabin / Ton (R$/ton)	901	1,797	-50%	1,294	-30%	1,269

Adjusted EBITDA in 3Q19 was R$2,396 million, decreasing compared to 3Q18, mainly due to: (i) the lower average net pulp price in U.S. dollar (-29%); (ii) the lower pulp sales volume (-12%); and (iii) the higher cash production cost, with these factors partially offset in large part by the lower SG&A expenses (as explained above). The 50% decrease in per-ton EBITDA also is explained by the price factor and higher cash COGS.

Compared to 2Q19, the 23% decline in Adjusted EBITDA is mostly due to the lower net pulp price in USD (-16%) and the higher cash COGS ex-Klabin (impact from downtimes and inventory turnover effect), with these factors partially offset by the higher sales volume (+14%) and the appreciation in the average price of the USD against the BRL (+1%). The 30% lower per-ton EBITDA is basically due to the lower average net price in USD and higher cash COGS ex-Klabin.

FINANCIAL INCOME AND EXPENSES, NET

Financial Result (R$ million)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	LTM 3Q19
Financial Expenses	(1,045)	(863)	21%	(1,086)	-4%	(3,984)
Interest on loans and financing (local currency)	(355)	(316)	13%	(345)	3%	(1,494)
Interest on loans and financing (foreign currency)	(597)	(292)	105%	(538)	11%	(1,962)
Capitalized interest(1)	0	2	-86%	1	-71%	2
Other financial expenses	(93)	(257)	-64%	(205)	-55%	(530)
Financial Income	94	232	-59%	150	-37%	752
Interest on financial investments	91	214	-57%	74	23%	646
Other financial income	3	17	-83%	76	-96%	107
Monetary and Exchange Variations	(3,685)	(698)	428%	758	—	(2,748)
Foreign exchange variations (Debt)	(3,627)	(727)	399%	647	—	(2,436)
Other foreign exchange variations	(58)	29	—	112	—	(312)
Derivative income (loss), net(2)	(1,857)	(1,462)	27%	257	—	(692)
Cash flow hedge	(654)	(898)	-27%	408	—	969
Debt hedge	(1,246)	(555)	124%	(177)	604%	(1,670)
Others(3)	43	(9)	—	26	65%	10
Net Financial Result	(6,493)	(2,792)	133%	79	—	(6,671)

(1) Capitalized interest due to construction in progress.

(2) Variation in mark-to-market adjustment plus adjustments paid and received (3Q19: R$(1.806) million | 2Q19: R$257 million).

(3) Includes commodity hedge and embedded derivatives.

Financial expenses totaled R$1,045 million in 3Q19, 4% lower than 2Q19, due to the effect of the BRL depreciation on interest expenses attached to the debt in foreign currency, partially offset by the interest rates decrease in domestic and international markets (CDI and Libor) and by the reduction on “other financial expenses” as explained below. Year-on-year, the 21% increase is due to the higher level of debt as a result of the asset combination with Fibria.

Financial revenues in 3Q19 vs. 2Q19 reduced 37% mainly due to “other financial income”, explained by lower amortization of the goodwill related to the asset combination with Fibria (for further details please refer to note 24 in the Financial Statements). The 23% upturn in “interest on financial investments” is basically due to Company’s cash position increase in the period. In relation to 3Q18, the 59% reduction is explained by the decrease of the interest on financial investments, as a result of the cash position drop, considering that in that quarter there was a strong cash concentration in order to conclude the Fibria deal (R$21.8 billion).

The line “other financial expenses” showed a 55% reduction vs. 2Q19, mainly due to the anticipated settlement of the ECA Finnvera line last quarter, which caused the total write-off of its hiring costs. The settlement of this contract in 2Q19 removed the financial covenant of Company’s debt contracts. In relation to 3Q18, the 64% decrease is due to the commitment fees recorded in that quarter, related to lines of US$4.5 billion available to the asset combination with Fibria.

Inflation adjustment and exchange variation had a negative impact of R$3,685 million on the Company’s financial result in the quarter, due to the 9% appreciation in the end-of-period price of the USD against the BRL on the foreign-denominated portion of debt (73% of the total debt). The negative accounting impact from exchange variation on the foreign-denominated debt has a cash impact only on the respective maturities.

The derivatives operations results were negative in the amount of R$1,857 million in 3Q19, mainly as result of the debt hedging. The mark to market variation on derivatives can be largely explained by: (i) end-of-period USD appreciation vs. the BRL on the current contracts (negative change); and (ii) due to the Pre, Cupom and Libor negative variations. The mark-to-market of the financial derivative instruments on September 30, 2019 was negative in the amount of R$3,060 million, vs. negative mark-to-market of R$1,254 million on June 30, 2019, resulting in a negative variation of R$1,806 million.

The result from operations with derivatives was negative at R$1,857 million, impacted by the high volatility of the financial markets in the quarter, which caused a substantial variation in the mark-to-market (MtM) adjustment of derivative operations. The MtM variation is mainly explained by: 1) the variation in the Fixed-rate, Coupon and Libor curves on operations (negative variation); and 2) the effect from the appreciation in the end-of-period price of the USD against the BRL on existing agreements (negative variation). The mark-to-market adjustment of derivative instruments on September 30, 2019 was an expense of R$3,060 million, compared to the R$1,254 million expense at June 30, 2019, representing a negative variation of R$1,806 million.

Due to the aforementioned factors, the net financial expense was R$6,493 million in 3Q19, compared to net financial income of R$79 million in 2Q19 and the net financial loss of R$2,791 million in 3Q18.

DERIVATIVE TRANSACTIONS

Suzano carries out derivatives transactions exclusively for hedging purposes. The following table reflects the position of derivative hedging instruments at September 30, 2019:

Hedge	Notional (USD million)	Fair Value (R$ million)
Debt	6,543	(2,881)
Cash flow	3,765	(492)
Others(1)	693	313
Total	11,001	(3,060)

(1)         Refer to note 4.3 of the Financial Statements for further details and fair value sensitivity analysis.

(2)         Includes commodity hedge and embedded derivatives.

The Company’s currency exposure policy seeks to minimize the volatility of its cash generation and to impart greater flexibility to its cash flow management. Currently, the policy stipulates that surplus dollars may be partially hedged (up to 75% of exchange variation exposure over the next 18 months) using plain vanilla instruments, such as Zero Cost Collars (ZCC) and Non-deliverable Forwards (NDF).

ZCC transactions establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of significant appreciation in the BRL. If the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. Therefore, the Company is protected in scenarios of significant BRL appreciation. However, these transactions also limit potential gains in scenarios of extreme BRL depreciation. The characteristics allows for capturing greater benefits from export revenue in a potential scenario of USD appreciation within the range contracted. The current scenario of volatility in the BRL/USD exchange rate made this strategy more adequate for protecting the cash flow of the Company, which is constantly monitoring the market and analyzing the attractiveness at any given moment of any full or partial reversal in the transaction.

At September 30, 2019, the outstanding notional value of operations involving forward USD sales through ZCCs was US$3,765 million, whose maturities are distributed from October 2019 to February 2021, with an average forward rate ranging from R$ 3.85 to R$4.33. In 3Q19, results from ZCC transactions posted a loss of R$654 million. The mark-to-market adjustment (fair value) of ZCC transactions was negative R$492 million at the end of the quarter.

Cash Flow Hedge	Maturity	Strike Range	Notional (US$ million)
Zero-Cost Collars	4Q19	3.72 – 4.13	1,085
Zero-Cost Collars	1Q20	3.87 – 4.28	940
Zero-Cost Collars	2Q20	3.86 – 4.19	695
Zero-Cost Collars	3Q20	3.93 – 4.49	705
Zero-Cost Collars	4Q20	4.02 – 4.42	200
Zero-Cost Collars	1Q21	3.92 – 6.07	140
Total		3.85 – 4.33	3,765

The Company also uses currency and interest rate swaps to mitigate the effects from exchange and interest rate variations on the balance of its debt and on its cash flow. Contracts swapping different interest rates and inflation indexes may be entered into as a way to mitigate the mismatch between financial assets and liabilities.

On September 30, 2019, the Company had outstanding (notional value) US$6,543 million distributed as shown in the table below. In 3Q19, debt hedge transactions posted a loss of R$1,246 million. The mark-to-market adjustment (fair value) of such operations was negative R$2,881 million at the end of the quarter.

Debt Hedge	Maturity	Currency	Notional (US$ million)
Swap (PRÉ x USD)	2024	USD	350
Swap (CDI x USD)	2026	USD	3,116
Swap (IPCA x CDI)(1)	2023	BRL	203
Swap (IPCA x USD)	2023	USD	121
Swap (LIBOR x USD)	2024	USD	2,754
Total			6,543

(1)   Translated at the closing exchange rate on 9/30/2019 of 4.1644

Forestry partnership agreements and standing-timber supply agreements entered into on December 30, 2013 by former Fibria Celulose S.A. are denominated in USD per cubic meter of standing timber, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environments where the forests are located, which therefore constitutes an embedded derivative. Such instrument, which is presented in the table below, consists of a swap contract with the short leg consisting of the variations in the U.S. CPI during the period of the aforementioned agreements. At September 30, 2019, the outstanding (notional) value of the operation was US$691 million. The result from the swap was a gain of R$44 million in 3Q19. The mark-to-market adjustment (fair value) of such operations was as gain of R$312 million at the end of the quarter.

Embedded Derivative	Maturity	Index	Notional (US$ million)
Embedded Derivative	2035	Fixed USD – USD US-CPI	691
Total			691

The cash effect due to the settlement of derivatives in 3Q19 was R$51 million, R$24 million related to cash flow hedge (ZCC) and R$29 of debt hedge.

NET INCOME (LOSS)

In 3Q19, the Company posted a net loss of R$3,460 million, compared to net income of R$1,022 million in 3Q18 and of R$700 million in 2Q19. The variation in relation to 3Q18 is mainly explained by the greater impact of exchange variation in financial results, from the translation of gross debt from USD (94% pegged to the USD) to BRL and the effect of exchange rate hedging instruments. The second important factor corresponds to the lower operating result, mainly explained by the decrease in net revenues (impacts of pulp price and volume sold, as explained above).

Compared to 2Q19, the variation is more concentrated in the negative financial result, largely explained by the exchange variation on debt and hedge instruments, against a positive financial result in the previous quarter.

INDEBTEDNESS

Debt (R$ million)	09/30/2019	09/30/2018	Δ Y-o-Y	06/30//2019	Δ Q-o-Q
Local Currency	17,278	17,945	-4%	17,221	0%
Short Term	2,620	1,836	43%	2,227	18%
Long Term	14,658	16,109	-9%	14,994	-2%
Foreign Currency	46,743	27,225	72%	43,259	8%
Short Term	2,472	2,220	11%	2,466	0%
Long Term	44,271	25,005	77%	40,793	9%
Gross Debt	64,021	45,169	42%	60,480	6%
(-) Cash and financial statements	8,790	21,778	-60%	7,972	10%
Net Debt	55,231	23,391	136%	52,508	5%
Net Debt/Adjusted EBITDA(1) (x) — R$	4.7x	1.5x	3.2x	3.5x	1.2x
Net Debt/EBITDA Ajustado¹ (x) — US$	4.3x	1.3x	3.0x	3.6x	0.7x

(1) Excluding non-recurring items.

On September 30, 2019, gross debt stood at R$64 billion (US$15 billion) and was composed of 92% long-term maturities and 8% short-term maturities, with 73% denominated in foreign currency and 27% in local currency. The percentage of gross debt denominated in foreign currency, considering the effect from debt hedge, was 94%. Gross debt increased by 6% compared to 2Q19 (R$3.5 billion), reflecting the effect from exchange variation on debt, in turn due to the depreciation of the BRL against the USD (3Q19: 4.16 vs. 2Q19: 3.83). Compared to 3Q18, the increase in gross debt reflects mainly the funds raised for the asset combination with Fibria.

Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is denominated in foreign currency. This structural exposure allows it to contract loans and financing instruments in USD to match financing payments with receivable flows from sales.

* Corresponding mainly to transaction costs (emission, fund raising, etc.) and impacts from surplus value resulting from the operation with Fibria.

At September 30, 2019, the total average cost of debt in USD was 4.8% p.a., considering the debt in BRL adjusted by the market swap curve (stable vs. 2Q19). The average term of total debt at the end of the period was 85 months (vs. 87 months in June 2019).

(1) Considers the portion of the debt with swap in foreign currency. The original debt was composed 73% of USD and 27% of BRL.

Cash and cash equivalents at September 30, 2019 was R$8,790 million, 10% higher than the previous quarter, 71% of which was invested in local currency, in government bonds and fixed income, and the remainder in short-term investments abroad.

The company maintains two stand-by credit facilities in the aggregate amount of R$3,082 million available through 2024, with one facility denominated in local currency in the amount of R$1 billion at a cost of CDI plus 2.5% p.a. when tapped (while not in use the cost in Brazilian real is 0.40% p.a.) and one facility in foreign currency in the amount of US$500 million at the cost of 3M Libor plus 1.0% p.a., potentially reaching 2.50% depending on the Company’s credit rating, when tapped (while not in use, the cost in USD is 0.30% p.a.). These funds, although untapped, help to improve the company’s liquidity conditions. As a result, the current cash position of R$8,790 million plus this line of R$3,082 million amounts to a readily available cash position of R$11,872 million (US$2,851 million). Accordingly, the ratio of cash (including these stand-by credit facilities) to short-term debt stood at 4.7 at September 30, 2019.

Net debt stood at R$55.2 billion (US$13.3 billion) on September 30, 2019, compared to R$52.5 billion (US$13.7 billion) on June 30, 2019. The increase in net debt in BRL is mainly due to the appreciation in the USD against the BRL.

The breakdown of the gross debt between trade and non trade finance on September 30, 2019 is shown below:

	2019	2020	2021	2022	2023	2024	2025 em diante	Total
Trade Finance	86%	8%	54%	62%	80%	54%	7%	33%
Non Trade Finance	14%	92%	46%	38%	20%	46%	93%	67%

The ratio of net debt to Adjusted EBITDA in BRL stood at 4.7 on September 30, 2019, compared to 3.5 at the end of 2Q19. In USD, the ratio of net debt to Adjusted EBITDA stood at 4.3 on September 30, 2019, compared to 3.6 at the end of 2Q19.

CAPITAL EXPENDITURE

In 3Q19, capital investments (cash basis) amounted to R$1,593 million, down 2% from 3Q18, mainly due to lower expenses with modernization, which was partially offset by the higher expenditures with the acquisition of forest assets from Duratex and with the investments in port operations. Compared to 2Q19, the increase was mainly due to higher expenses with land and forests (compliance with Duratex contract). The investments in Land and Forests, which amounted to R$541 million, seek to capture gains in the current operations and to create optionality for business growth.

Investiments (R$ million)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	9M19	Guidance 2019
Sustaining	881	939	-6%	875	1%	2,736	3,813
Industrial Maintenance	211	185	14%	156	35%	534	767
Forestry Maintenance	630	749	-16%	695	-9%	2.112	2,953
Other	40	5	705%	24	70%	90	93
Expansion and Modernization	69	289	-76%	46	50%	194	387
Land and Forestry	541	363	49%	387	40%	1,205	1,349
Port Terminals	102	33	208%	70	47%	263	389
Total	1,593	1,624	-2%	1,377	16%	4,398	5,938

OPERATING CASH GENERATION

(R$ million)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	LTM 3Q19
Adjusted EBITDA	2,396	5,387	-56%	3,101	-23%	11,808
Maintenance Capex(1)	(881)	(939)	-6%	(875)	1%	(3,821)
Operating Cash Flow	1,515	4,448	-66%	2,226	-32%	7,987
Operating Cash Flow (R$/ton)	569	1,483	-62%	929	-39%	858

(1) Cash basis.

Operating cash generation, measured by Adjusted EBITDA less sustaining Capex (cash basis), amounted to R$1,515 million in 3Q19. The decrease compared to 3Q18 reflected mainly the lower net price of pulp in USD (-16%) and the lower pulp sales volume. Compared to 2Q19, the decline reflects the lower adjusted EBITDA, which in turn is explained by the lower net pulp price, partially offset by higher sales volumes. The per ton operating cash flow performance is also explained by the same factors.

IFRS 16

The Company first adopted CPC 06 (R2) / IFRS 16 as of January 1, 2019. As a result, it recognized on January 1, 2019 the amounts corresponding to the right-of-use of current contracts, in amounts equivalent to the present value of obligations assumed with its counterparties. These balances will be amortized over the terms of the leases. Upon adoption of the standard, the Company recognized lease liabilities for contracts that meet the definition of lease, in the amount of R$4,019 million. The updated balance of liabilities on September 30, 2019 was R$4,534 million, while the updated balance on the same date of “Rights of use over lease contracts” under assets was R$4,360 million. For more details, see Note 18 to the 3Q19 Quarterly Financial Statements (ITR).

SYNERGIES

On March 26, 2019, the Company announced its projected synergy gains from the business combination with Fibria Celulose S.A. Suzano expects to gradually capture from 2019 to 2021 operating synergies estimated at R$800 to R$900 million per year (before taxes), and on a recurring basis as from 2021, with a reduction in costs, expenses and capital expenditures from the areas of procurement, forest, industrial, logistics, sales, administrative and personnel, and expects to capture tax synergies that result in tax deductions of around R$2.0 billion per year, from the merger of Fibria into Suzano.

The estimated amount of operating synergies mentioned above does not include the costs for implementing the initiatives linked to these synergies, which are estimated by the Company at approximately R$200 million by 2021, 50% of which is planned for 2019. The synergies continue to be captured in line with the planning.

EVENTS AFTER THE REPORTING PERIOD

On October 17, 2019, the Company announced to the market the settlement of the issuance of debentures not convertible into shares, unsecured, in the total amount of R$750 million, with issuance date of September 15, 2019, term of 9 years and remuneration of 100% CDI + spread of 1.20 a.a.

CAPITAL MARKETS

On September 30, 2019, Suzano’s stock was quoted at R$33.65/share (SUZB3) and US$8.07 (SUZ). The Company’s stock is listed on the Novo Mercado, the trading segment of the São Paulo Exchange (B3 — Brasil, Bolsa e Balcão) with the highest corporate governance standards, and also is traded on the New York Stock Exchange (NYSE) - Level II.

Source: Bloomberg.

On September 30, 2019, the Company’s share capital was represented by 1,361,263,584 common shares, of which 12,042,004 were held in Treasury. Suzano’s market capitalization stood at R$45.8 billion on September 30, 2019. In 3Q19, the free-float corresponded to 53.3% of the total capital.

FIXED INCOME

	Unit	Sep/18	Jun/19	Sep/19	Δ Y-o-Y	Δ Q-o-Q
Suzano 2021 — Price	USD/k	103.6	104.5	103.8	0,2%	-0,8%
Suzano 2021 — Yield	%	4.2	2.9	2.9	-1,3	0,1
Fibria 2024 — Price	USD/k	100.6	106.4	106.9	6,2%	0,5%
Fibria 2024 — Yield	%	5.1	3.8	3.6	-1,5	-0,2
Fibria 2025 — Price	USD/k	92.7	100.8	102.1	10,1%	1,3%
Fibria 2025 — Yield	%	5.4	3.8	3.6	-1,8	-0,3
Suzano 2026 — Price	USD/k	100.5	109.1	110.6	10,1%	1,4%
Suzano 2026 — Yield	%	5.7	4.2	3.9	-1,7	-0,3
Fibria 2027 — Price	USD/k	99.2	107.4	107.7	8,5%	0,2%
Fibria 2027 — Yield	%	5.6	4.3	4.3	-1,3	-0,1
Suzano 2029 — Price	USD/k	100.0	109.1	108.8	8,8%	-0,2%
Suzano 2029 — Yield	%	6.0	4.8	4.8	-1,2	0,0
Suzano 2030 — Price	USD/k	0.0	101.1	102.5	—	1,4%
Suzano 2030 — Yield	%	0.0	4.9	4.7	4,7	-0,2
Suzano 2047 — Price	USD/k	103.9	113.6	114.7	10,3%	0,9%
Suzano 2047 — Yield	%	6.7	6.0	5.9	-0,8	-0,1
Treasury 10 years	%	3.1	2.0	1.7	-1,4	-0,3

Note: Senior Notes issued with face value of 100 USD/k

RISK RATING

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Negative
Standard & Poor’s	brAAA	BBB-	Stable
Moody’s	Aaa.br	Ba1	Stable

UPCOMING EVENTS

Earnings Conference Call (3Q19)

Date: November 1, 2019 (Friday)

Portuguese (simultaneous translation)	English
10:00 a.m. (Brasília time)	10 a.m. (Brasília time)
9:00 a.m. (New York time)	9 a.m. (New York time)
2 p.m. (London time)	2 p.m. (London time)
Tel: +55 (11) 4003-4860	Tel: +1 866 890 2584 (access code: Suzano)

Please connect 10 minutes before the conference call is scheduled to begin.

The conference call will be held in English, feature a slide presentation and be transmitted simultaneously via webcast. The access links will be available on the Company’s Investor Relations website (www.suzano.com.br/ir).

If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano S.A.

IR CONTACTS

Marcelo Bacci

Camila Nogueira

Roberto Costa

Luiz Otavio Souza Fonseca

Tel: +55 (11) 3503-9330

ri@suzano.com.br

www.suzano.com.br/ir

APPENDICES

APPENDIX 1(2) — Operating Data

Revenue breakdown (R$ ‘000)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	9M19	9M18	Δ Y-o-Y
Exports	5,277,946	8,178,625	-35%	5,402,279	-2%	15,066,030	20,315,087	-26%
Pulp	4,892,173	7,817,554	-37%	4,975,200	-2%	13,963,834	19,350,626	-28%
Paper	385,774	361,071	7%	427,079	-10%	1,102,196	964,461	14%
Domestic Market	1,321,963	1,637,131	-19%	1,262,800	5%	3,897,960	4,070,350	-4%
Pulp	448,042	681,549	-34%	478,569	-6%	1,432,137	1,747,011	-18%
Paper	873,921	955,582	-9%	784,231	11%	2,465,823	2,323,339	6%
Total Net Revenue	6,599,909	9,815,756	-33%	6,665,082	-1%	18,963,990	24,385,437	-22%
Pulp	5,340,215	8,499,103	-37%	5,453,769	-2%	15,395,971	21,097,637	-27%
Paper	1,259,695	1,316,653	-4%	1,211,310	4%	3,568,019	3,287,800	9%

Sales Volume (tons)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	9M19	9M18	Δ Y-o-Y
Exports	2,442,076	2,715,039	-10%	2,126,088	15%	6,172,893	7,439,425	-17%
Pulp	2,340,238	2,625,025	-11%	2,013,287	16%	5,881,145	7,166,843	-18%
Paper	101,838	90,014	13%	112,801	-10%	291,749	272,583	7%
Paperboard	17,673	13,594	30%	15,691	13%	44,304	40,205	10%
Printing & Writing	84,166	76,420	10%	97,110	-13%	247,445	232,377	6%
Domestic Market	420,143	510,314	-18%	388,334	8%	1,207,051	1,388,714	-13%
Pulp	208,929	266,079	-21%	200,598	4%	610,989	760,724	-20%
Paper	211,214	244,235	-14%	187,736	13%	596,062	627,990	-5%
Paperboard	32,173	36,555	-12%	32,866	-2%	95,214	96,715	-2%
Printing & Writing	150,248	177,645	-15%	133,459	13%	429,028	469,467	-9%
Other paper(1)	28,793	30,034	-4%	21,410	34%	71,820	61,809	16%
Total Sales Volume	2,862,219	3,227,128	-11%	2,514,422	14%	7,379,945	8,831,241	-16%
Pulp	2,549,167	2,891,104	-12%	2,213,885	15%	6,492,134	7,927,566	-18%
Paper	313,052	336,024	-7%	300,537	4%	887,811	903,674	-2%
Paperboard	49,846	50,149	-1%	48,557	3%	139,518	136,920	2%
Printing & Writing	234,413	254,066	-8%	229,814	2%	676,473	701,844	-4%
Other paper(1)	28,793	31,809	-9%	22,166	30%	71,820	64,910	11%

Average net price (R$/ton)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	9M19	9M18	Δ Y-o-Y
Exports	2,161	3,012	-28%	2,541	-15%	2,441	2,731	-11%
Pulp	2,090	2,978	-30%	2,471	-15%	2,374	2,700	-12%
Paper	3,788	4,011	-6%	3,786	0%	3,778	3,538	7%
Domestic Market	3,146	3,208	-2%	3,252	-3%	3,229	2,931	10%
Pulp	2,144	2,561	-16%	2,386	-10%	2,344	2,297	2%
Paper	4,138	3,913	6%	4,177	-1%	4,137	3,700	12%
Total	2,306	3,042	-24%	2,651	-13%	2,570	2,761	-7%
Pulp	2,095	2,940	-29%	2,463	-15%	2,371	2,661	-11%
Paper	4,024	3,918	3%	4,030	0%	4,019	3,638	10%

Average net price (US$/ton)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	9M19	9M18	Δ Y-o-Y
Exports	544	761	-29%	648	-16%	628	758	-17%
Pulp	526	752	-30%	631	-17%	611	749	-19%
Paper	953	1,013	-6%	966	-1%	972	982	-1%
Domestic Market	792	810	-2%	830	-5%	831	814	2%
Pulp	540	647	-17%	609	-11%	603	637	-5%
Paper	1,041	988	5%	1,066	-2%	1,064	1,027	4%
Total	580	768	-24%	676	-14%	661	766	-14%
Pulp	527	743	-29%	629	-16%	610	739	-17%
Paper	1,013	990	2%	1,028	-2%	1,034	1,010	2%

(1) Paper from other manufacturers sold by the distributor and tissue paper,

(2) Data for the comparison periods of 2018 (3Q18, 9M18 and LTM) are based on the simple sum or weighted average of Suzano + Fibria,

FX Rate R$/US$	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q
Closing	4.16	4.00	4%	3.83	9%
Average	3.97	3.96	0%	3.92	1%

APPENDIX 2(2) — Consolidated Statement of Income and Goodwill Amortization

Income Statement (R$ ‘000)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q	9M19	9M18	Δ Y-o-Y

Net Revenue	6,599,909	9,841,611	-33%	6,665,082	-1%	18,963,990	24,459,920	-22%
Cost of Goods Sold	(4,986,414)	(4,892,335)	2%	(5,222,119)	-5%	(14,933,426)	(12,977,782)	15%
Gross Profit	1,613,495	4,949,276	-67%	1,442,963	12%	4,030,564	11,482,138	-65%
Gross Margin	24.4%	50.3%	-26 p.p.	21.6%	3 p.p.	21.3%	46.9%	-26 p.p.

Operating Expense/Income	(616,180)	(700,767)	-12%	(559,902)	10%	(1,965,376)	(1,946,967)	1%
Selling Expenses	(469,014)	(392,486)	19%	(456,981)	3%	(1,367,298)	(1,071,438)	28%
General and Administrative Expenses	(278,976)	(298,543)	-7%	(278,031)	0%	(887,772)	(817,388)	9%
Other Operating Income (Expenses)	116,132	(13,876)	-937%	171,199	-32%	268,447	(62,692)	-528%
Equity Equivalence	15,678	4,138	279%	3,911	301%	21,247	4,551	367%
EBIT	997,315	4,248,509	-77%	883,061	13%	2,065,188	9,535,187	-78%

Depreciation, Amortization & Depletion	1,514,089	1,163,264	30%	2,327,703	-35%	6,313,082	3,254,448	94%

EBITDA	2,511,404	5,411,773	-54%	3,210,764	-22%	8,378,270	12,789,635	-34%
EBITDA Margin (%)	38.1%	55.0%	-17 p.p.	48.2%	-10 p.p.	44.2%	52.3%	-8 p.p.

Adjusted EBITDA(1)	2,396,426	5,387,027	-56%	3,100,521	-23%	8,258,189	12,811,064	-36%
Adjusted EBITDA Margin(1)	36.3%	54.7%	-18 p.p.	46.5%	-10 p.p.	43.5%	52.4%	-9 p.p.

Net Financial Result	(6,493,278)	(2,791,151)	133%	79,065	-8313%	(8,350,355)	(9,427,613)	-11%
Financial Expenses	108,143	231,722	-53%	149,607	-28%	393,374	465,797	-16%
Financial Revenues	(1,058,484)	(862,378)	23%	(1,086,192)	-3%	(3,123,771)	(2,080,375)	50%
Exchange Rate Variation	(3,685,540)	(698,257)	428%	758,223	-586%	(3,383,054)	(3,445,887)	-2%
Net Proceeds Generated by Derivatives	(1,857,397)	(1,462,075)	27%	257,427	-822%	(2,236,904)	(4,366,985)	-49%
Earnings Before Taxes	(5,495,963)	1,457,373	-486%	962,126	-685%	(6,285,167)	107,573	-6062%

Income and Social Contribution Taxes	2,035,728	(435,433)	-568%	(262,278)	-876%	2,295,649	283,579	710%

Net Income (Loss)	(3,460,235)	1,021,925	-439%	699,848	-594%	(3,989,518)	391,153	-1120%
Net Margin	-52.4%	10.4%	-63 p.p.	10.5%	-63 p.p.	-21.0%	1.6%	-23 p.p.

(1) Excluding non-recurring items,

(2) Data for the comparison periods of 2018 (3Q18, 9M18 and LTM) are based on the simple sum or weighted average of Suzano + Fibria,

Goodwill amortization - PPA (R$ thousand)	3Q19	3Q18	Δ Y-o-Y	2Q19	Δ Q-o-Q
COGS	(180,036)	—	—	(1,165,069)	-85%
Selling Expenses	(206,700)	—	—	(202,085)	2%
General and administrative expenses	794	—	—	5,404	-85%
Other operational revenues (expenses)	(6,820)	—	—	(1,596)	327%
Financial results	(31,143)	—	—	102,707	-130%

APPENDIX 3(1) — Consolidated Balance Sheet

Assets (R$ ´000)	09/30/2019	06/30/2019	09/30/2018

Current Assets
Cash and cash equivalents	3,714,646	4,104,641	6,651,586
Financial investments	4,897,585	3,692,806	14,956,430
Trade accounts receivable	2,058,731	2,895,714	4,907,940
Inventories	6,258,364	7,365,938	4,493,721
Recoverable taxes	1,235,668	1,303,898	2,016,922
Derivative financial instruments	239,161	569,297	79,310
Other assets	417,223	472,652	1,037,390
Total Current Assets	18,821,378	20,404,946	34,143,299

Non-Current Assets
Recoverable taxes	557,373	478,232	693,879
Financial investments	177,453	174,699	170,220
Derivative financial instruments	677,305	823,476	336,446
Biological assets	10,280,967	10,094,235	9,475,035
Investments	279,263	228,381	199,038
Property, plant and equipment	41,500,872	41,744,825	32,515,678
Right of use	4,359,907	4,245,797	—
Intangible	17,968,738	18,212,469	4,901,731
Other assets	4,723,820	2,604,885	1,829,231
Total Non-Current Assets	80,525,698	78,606,999	50,121,258

Total Assets	99,347,076	99,011,945	84,264,557

Liabilities and Equity (R$ ´000)	09/30/2019	06/30/2019	09/30/2018

Current Liabilities
Trade accounts payable	3,325,724	3,986,488	3,992,346
Loans, financing and debentures	5,091,236	4,693,057	4,055,703
Lease liabilities	587,910	536,891	—
Derivative financial instruments	1,111,477	615,183	417,600
Taxes payable	212,378	245,000	317,073
Payroll and charges	439,615	370,853	452,471
Liabilities for assets acquisitions and subsidiaries	92,098	499,984	3,097,068
Dividends payable	9,904	9,907	—
Other liabilities	310,540	463,369	—
Total Current Liabilities	11,180,882	11,420,732	12,332,261

Non-Current Liabilities
Loans, financing and debentures	58,929,307	55,786,677	41,113,729
Lease liabilities	3,946,474	3,822,300	—
Liabilities for assets acquisitions and subsidiaries	463,835	513,792	—
Provision for judicial liabilities	3,495,447	3,541,857	—
Derivative financial instruments	2,865,034	2,031,612	1,454,897
Other liabilities	1,429,838	1,465,495	2,504,632
Total Non-Current Liabilities	71,129,935	67,161,733	45,073,258

Shareholders’ Equity
Share capital	9,235,546	9,235,546	15,970,759
Capital reserves	6,419,941	6,418,623	400,862
Treasury shares	(218,265)	(218,265)	(237,681)
Retained earnings	3,081,740	3,080,618	6,146,799
Other reserves	2,348,132	2,295,169	5,577,311
Accumulated losses	(3,947,403)	(498,557)	(1,088,650)
Total Equity	16,919,691	20,313,134	26,769,400

Non-controlling shareholders interests	116,568	116,346	89,638

Total Liabilities and Equity	99,347,076	99,011,945	84,264,926

(1) Data for the comparison periods of 2018 (3Q18, 9M18 and LTM) are based on the simple sum or weighted average of Suzano + Fibria,

APPENDIX 4(1) — Consolidated Statement of Cash Flow

Fluxo de Caixa (R$ ‘000)	3Q19	3Q18	9M19	9M18

Cash flow from operating activities
Net income/(loss) for the period	(3,460,235)	1,021,925	(3,989,518)	391,153
Depreciation, depletion and amortization	1,080,976	1,163,264	2,879,183	3,254,447
Amortization of fair value adjustment - Fibria/Facepa/Ibema	493,624	—	3,326,974	—
Amortization of fair value adjustment - Fibria recorded in financial result	(69,397)	—	(69,397)	—
Amortization of right of use	43,036	—	106,925	—
Interest expense on lease liabilities	56,068	—	153,061	—
Results from sale and disposals of PP&E and biological assets, net	22,777	4,501	26,281	34,924
Equity equivalence	(15,679)	(4,136)	(21,247)	(4,564)
Provision for loss and write-off of fixed assets and biological assets	—	3,204	—	15,503
Exchange rate and monetary variations, net	3,685,550	780,771	3,383,054	3,679,963
Interest expenses with financing and loans, debentures and debentures, net	853,692	420,135	2,528,301	1,195,896
Accrual of interest on financial investments	(43,250)	—	(290,303)	—
Amortization of fundraising costs	12,947	—	172,803	—
Deferred income tax and social contribution expenses	(2,066,142)	338,158	(2,517,641)	(703,709)
Tax credits — gains in tax lawsuits (ICMS from PIS/COFINS calculation basis)	(128,115)	—	(128,115)	—
Fair value adjustment of biological assets	—	—	(83,453)	(95,661)
Interest on employee benefits	11,920	8,617	38,762	25,851
Provision/ (Reversal) for judicial liabilities	(24,333)	(18,970)	(21,858)	8,990
Provision for stock-based compensation plan	—	41,123	—	117,780
Derivative (gains) losses, net	1,857,397	1,462,399	2,236,904	4,367,309
Expected credit losses, net	(4,436)	1,510	(14,364)	6,433
Reversal for rebates	—	17,692	—	28,978
Estimated loss in inventories	42,818	(41,513)	30,790	(23,140)
Provision for loss of ICMS credits, net	18,305	(348)	87,496	74,628
Other	(73,601)	184,056	(6,861)	192,665
Decrease (increase) in assets	2,077,625	(1,287,511)	1,962,550	(2,435,730)
Related parties	2,178	—	—	—
Trade accounts receivable	947,628	(1,044,294)	2,015,294	(1,102,298)
Inventories	864,625	(197,235)	(343,929)	(983,895)
Recoverable taxes	155,818	(25,329)	137,786	(165,628)
Other assets	107,376	(20,653)	153,399	(183,909)
Increase (decrease) in liabilities	(424,145)	308,976	(1,093,513)	689,903
Related parties	(57,322)	—	—	—
Payroll and charges	66,863	—	(196,046)	—
Trade accounts payables	(360,409)	273,794	(726,528)	(43,397)
Other taxes and contributions paid	—	—	—	—
Taxes payable	10,905	405,434	263,662	726,941
Other liabilities	(84,182)	(370,252)	(434,601)	6,359
Cash provided by operations	(762,259)	(1,011,166)	(2,344,275)	(2,083,464)
Payment of interest with financing and loans and debentures	(899,650)	(678,587)	(2,362,331)	(1,507,956)
Interest received from financial investments	68,614	42,641	354,536	121,456
Payment of other taxes	—	(150,815)	—	(389,467)
Payment of income taxes	68,777	(224,405)	(336,480)	(307,497)
Net cash from operating activities	3,185,143	3,392,687	6,352,539	8,738,155

Cash flow from investing activities
Financial investments	(1,405,165)	(6,346,723)	20,428,121	(10,526,014)
Cash provided by the merger of subsidiary	—	(5)	—	21,431
Settlement of derivative operations	—	(235,135)	—	(206,226)
Acquisition of subsidiaries	—	—	—	(315,904)
Increase of capital in subsidiaries and associates	(34,640)	—	(45,856)	—
Advance for acquisition of wood from operations with development	(82,012)	—	(294,162)	—
Acquisition of subsidiaries, net cash	(1)	—	(26,002,540)	—
Additions to property, plant and equipment	(1,088,201)	(1,435,169)	(3,744,151)	(4,507,893)
Proceeds from sale of assets	70,044	20,428	153,739	54,423
Other investments	5	—	(264)	—
Net cash (used in) / provided by investment activities	(2,539,970)	(7,996,604)	(9,505,113)	(15,480,183)

Financing activities
Proceeds from loans, financing and debentures	90,839	1,197,761	16,315,910	9,683,781
Debentures	—	4,681,100	—	4,681,100
Payment of derivative transactions	(51,335)	(1,093,688)	(55,997)	(1,263,050)
Payment of loans, financing, debentures	(546,010)	(480,294)	(12,249,522)	(4,890,122)
Payment of leases	(154,711)	—	(425,297)	—
Payment of dividends	(4)	(1)	(601,735)	(470,209)
Others financing	2,193	1,349	4,575	5,736
Proceeds from own shares	—	—	—	8,514
Acquisition of own shares	—	—	—	1,730
Liabilities for assets acquisitions and subsidiaries	(466,971)	(67,595)	(470,396)	(70,666)
Cash provided by financing activities	(1,125,999)	4,238,632	2,517,538	7,686,814

Exchange variation on cash and cash equivalents	90,831	109,201	(37,771)	578,266

Increase (reduction) in cash and cash equivalents	(389,995)	(256,084)	(672,807)	1,523,036
Cash and cash equivalents at the beginning for the period	4,104,641	6,907,670	4,387,453	5,128,550
Cash and cash equivalents at the end for the period	3,714,646	6,651,586	3,714,646	6,651,586
Statement of increase (reduction) in cash and cash equivalents	(389,995)	(256,084)	(672,807)	1,523,036

(1) Data for the comparison periods of 2018 (3Q18, 9M18 and LTM) are based on the simple sum or weighted average of Suzano + Fibria,

APPENDIX 5(2) — EBITDA

(R$ ‘000, except where otherwise indicated)	3Q19	3Q18	9M19	9M18
Net Income	(3,544,791)	1,021,925	(4,074,073)	391,153
Net Financial Result	6,493,278	2,791,151	8,350,355	9,427,613
Income and Social Contribution Taxes	(2,079,287)	435,433	(2,339,208)	(283,579)
EBIT	869,200	4,248,509	1,937,074	9,535,187
Depreciation, Amortization and Depletion	1,514,089	1,163,264	6,313,079	3,254,448
EBITDA(1)	2,383,289	5,411,773	8,250,153	12,789,635
EBITDA Margin	36.1%	55.0%	43.4%	52.3%

Valmet agreement	—	(52,780)	—	(52,780)
Accruals for losses on ICMS credits	17,357	(348)	84,056	74,628
PPA effect (Asset disposal)	505	—	24,868	—
Expenses with Fibria’s transaction	1,355	19,959	75,946	37,746
PIS/COFINS revision	—	3,729	—	3,729
Fiscal credits (PIS/COFINS calculation base)	(128,115)	—	(128,115)	—
Indemnity — FACEPA	—	—	3,283	—
Sale of judicial credits	—	—	(87,000)	—
Adjustment of the fair value of biological assets	—	—	(83,453)	(95,661)
Equity equivalence	(15,678)	(4,138)	(21,247)	(4,567)
Sprout cancellation	—	—	—	7,366
Property, Plant and Equipment disposal	—	7,645	1,858	32,979
Write downs of inventories	—	—	—	17,092
Others	9,598	1,188	9,723	897
Adjusted EBITDA	2,396,426	5,387,028	8,258,189	12,811,064
Adjusted EBITDA Margin	36.3%	55.2%	43.5%	52.6%

(1)       The Company’s EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012,

(2)       Data for the comparison periods of 2018 (3Q18, 9M18 and LTM) are based on the simple sum or weighted average of Suzano + Fibria,

APPENDIX 6(2) — Segmented Statement of Income

	3Q19				3Q18
Segmented Financial Statement (R$ ‘000)	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated

Net Revenue	5,340,215	1,259,694	—	6,599,909	8,524,956	1,316,653	—	9,841,609
Cost of Goods Sold	(4,166,295)	(820,119)	—	(4,986,414)	(4,084,729)	(807,606)	—	(4,892,335)
Gross Profit	1,173,920	439,575	—	1,613,495	4,440,228	509,047	—	4,949,274
Gross Margin	22.0%	34.9%		24.4%	52.1%	38.7%		50.3%

Operating Expense/Income	(559,831)	(184,464)	128,115	(616,180)	(466,230)	(234,536)	—	(700,766)
Selling Expenses	(372,735)	(96,280)	—	(469,014)	(286,664)	(105,822)	—	(392,486)
General and Administrative Expenses	(187,439)	(91,537)	—	(278,976)	(164,882)	(133,661)	—	(298,543)
Other Operating Income (Expenses)	(6,064)	(5,918)	128,115	116,132	(14,833)	957	—	(13,875)
Equity Equivalence	6,407	9,271	—	15,678	148	3,990	—	4,138
EBIT	614,089	255,111	128,115	997,315	3,973,997	274,511	—	4,248,508

Depreciation, Amortization & Depletion	1,377,539	136,550	—	1,514,089	1,040,704	122,561	—	1,163,264

EBITDA	1,991,628	391,661	128,115	2,511,404	5,014,701	397,072	—	5,407,782
EBITDA Margin (%)	37.3%	31.1%	—	38.1%	58.8%	30.2%		54.9%

Adjusted EBITDA(1)	2,011,755	384,670	—	2,396,426	4,980,084	407,194	—	5,387,278
Adjusted EBITDA Margin(1)	37.7%	30.5%		36.3%	58.4%	30.9%		54.7%

Net Financial Result	—	—	(6,493,278)	(6,493,278)	(828,163)	—	(1,962,988)	(2,791,151)

Earnings Before Taxes	614,088	255,112	(6,365,163)	(5,495,963)	1,459,497	274,511	(1,962,988)	(228,980)

Income and Social Contribution Taxes	—	—	2,035,728	2,035,728	(556,804)	—	121,371	(435,433)

Net Income (Loss)	614,088	255,112	(4,329,435)	(3,460,235)	2,589,030	274,511	(1,841,617)	1,021,924
Net Margin	11.5%	20.3%		-52.4%	30.4%	20.8%		10.4%

(1)         Excluding non-recurring items,

(2)         Data for the comparison periods of 2018 (3Q18, 9M18 and LTM) are based on the simple sum or weighted average of Suzano + Fibria,

(3)         Excludes equity income (loss)

	9M19				9M18
Segmented Financial Statement (R$ ‘000)	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated

Net Revenue	15,395,971	3,568,019	—	18,963,990	21,172,118	3,287,801	—	24,459,919
Cost of Goods Sold	(12,581,007)	(2,352,419)	—	(14,933,426)	(10,849,819)	(2,127,962)	—	(12,977,781)
Gross Profit	2,814,964	1,215,600	—	4,030,564	10,322,299	1,159,839	—	11,482,138
Gross Margin	18.3%	34.1%		21.3%	48.8%	35.3%		46.9%

Operating Expense/Income	(1,532,136)	(561,355)	128,115	(1,965,376)	(1,310,475)	(636,492)	—	(1,946,967)
Selling Expenses	(1,084,740)	(282,558)	—	(1,367,298)	(796,441)	(274,997)	—	(1,071,438)
General and Administrative Expenses	(606,419)	(281,353)	—	(887,772)	(450,898)	(366,491)	—	(817,389)
Other Operating Income (Expenses)	153,222	(12,890)	128,115	268,447	(63,819)	1,127	—	(62,692)
Equity Equivalence	5,801	15,446	—	21,247	682	3,869	—	4,551
EBIT	1,282,828	654,245	128,115	2,065,188	9,011,824	523,347	—	9,535,170

Depreciation, Amortization & Depletion	5,936,578	376,504	—	6,313,082	2,909,717	345,094	—	3,254,812

EBITDA	7,219,406	1,030,749	128,115	8,378,270	11,921,541	868,441	—	12,786,113
EBITDA Margin (%)	46.9%	28.9%	—	44.2%	56.3%	26.4%		52.3%

Adjusted EBITDA(1)	7,217,238	1,040,949	—	8,258,189	11,907,049	903,119	—	12,810,419
Adjusted EBITDA Margin(1)	46.9%	29.2%	—	43.5%	56.2%	27.5%		52.4%

Net Financial Result	—	—	(8,350,355)	(8,350,355)	(3,337,480)	—	(6,089,970)	(9,427,450)

Earnings Before Taxes	1,282,829	654,244	(8,222,240)	(6,285,167)	3,514,873	523,347	(6,089,970)	(2,051,751)

Income and Social Contribution Taxes	—	—	2,295,649	2,295,649	(623,915)	—	908,298	284,383

Net Income (Loss)	1,282,829	654,244	(5,926,591)	(3,989,518)	5,050,281	523,347	(5,181,672)	391,955
Net Margin	8.3%	18.3%		-21.0%	23.9%	15.9%		1.6%

(1)         Excluding non-recurring items,

(2)         Data for the comparison periods of 2018 (3Q18, 9M18 and LTM) are based on the simple sum or weighted average of Suzano + Fibria,

(3)         Excludes equity income (loss)

Forward-looking Statements

This release may contain forward-looking statements, Such statements are subject to known and unknown risks and uncertainties that could cause the expectations expressed not to materialize or to differ substantially from the expected results, “These risks include changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, and changes in emerging and international markets,” The forward-looking statements were not reviewed by our independent auditors,